

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 6, 2009

Via Facsimile and U.S. Mail

Mr. Erik Rebich, Esq.
General Counsel and Secretary
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

RE: Crocs, Inc.
Schedule TO-I
Filed April 2, 2009
File No. 5-81777

Dear Mr. Rebich:

        We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit 99.(a)(1): Offer to Purchase
Q11. When and how will I receive my cash payment?, page 3

1.   We note your disclosure that the option holder will be entitled to a prompt lump sum cash
        payment " . . . *as soon as practicable* following the Expiration Date." (Emphasis
        Added). That statement does not comply with the prompt payment requirement of Rule

13e-4(f)(5). Please revise your disclosure to clearly state that you will pay for all tendered shares promptly after expiration of the offer.

Forward-Looking Statements; Miscellaneous, page 26

2.   We note your statement where you refer to "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." Please revise your document to clarify that forward-looking statements made in connection with your offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

3.   Please revise to eliminate the statement in this section that you "do not undertake any obligation to update publicly any forward-looking statements . . . ." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

4.   We note your disclosure in this section stating that you will not "accept tenders from, Eligible Employees in any jurisdiction in which the Offer is not legally permitted." Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise your disclosure throughout to be consistent with that rule.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Nathaniel G. Ford, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203